Filed by Hecla Mining
Company pursuant to Rule 425
under the Securities Act of 1933

Subject Company: Alexco Resource Corp.
File No. 001-33621

On July 20, 2022, representatives of Hecla Mining Company (“Hecla”) are scheduled to make a presentation (the “Presentation”) in Coeur d’Alene, Idaho to certain analysts. As part of the Presentation, Phillips S. Baker, Jr., President and Chief Executive Officer of Hecla, will discuss Hecla’s pending acquisition of Alexco Resource Corp. (“Alexco”), including by referencing the following slides:

WORKING TO DAYLIGHT SIGNIFICANT VALUE

Short-term goals are small steps towards the long-term objective of S&P 500 inclusion

Operational Improvements

- Greens Creek: increasing throughput, production improves the technical report
- Lucky Friday: implementing the UCB method & mining the intermediate veins improves the technical report
- Casa Berardi: attempting to overcome inflation pressures particularly diesel

Advancing Exploration & Development

- If Alexco & Wheaton transactions close, Keno Hill anticipated to begin producing in 2024
- New permitting strategy for Montana assets
- Hollister permitting changes to discharge more water
- Midas continued drilling East Graben
- San Sebastian drilling mine area and La Roca
- Republic drilling the Blacktail and Tom Thumb targets in historic district with 3m oz production
- San Juan Silver rehabbing the access and drilling to the north

Balance Sheet Strength

- Improved debt rating, yield lower than peers
- Continued enhancing dividend



Keno Hill (Ag, Pb, Zn)
Mayo, Yukon
Greens Creek (Ag, Au, Pb, Zn)
Admiralty Island, Alaska
Kinskuch (Ag)
Alice Arm, BC
Silver Valley / Star (Ag, Pb, Zn)
Wallace, Idaho
Rock Creek (Ag, Cu)
Noxon, Montana
Republic (Au)
Republic, Washington
Montanore (Ag, Cu)
Libby, Montana
Vancouver, BC
Coeur d'Alene, Idaho
Lucky Friday (Ag, Pb, Zn)
Mullan, Idaho
Opinaca / Wildcat (Au)
James Bay, Québec
Casa Berardi (Au)
La Sarre, Québec
Val d'Or, Québec
Heva-Hosco (Au)
Val d'Or, Québec
Midas (Au)
Elko County, Nevada
Hollister (Au)
Elko County, Nevada
Winnemucca, Nevada
Fire Creek (Au)
Lander County, Nevada
Aurora (Au)
Mineral County, Nevada
San Juan Silver (Ag, Pb, Zn)
Creede, Colorado
Monte Cristo (Au)
Esmeralda County, Nevada
San Sebastian (Ag, Au)
Durango, Mexico
operating mines / mills
exploration properties
corporate offices

* Source – Fraser Institute Annual Survey of Mining Companies 2021

NYSE: HL

RESPONSIBLE. SAFE. INNOVATIVE. | 1

KEY CHARACTERISTICS OF HECLA US Incorporated and primary US and Canadian operations Brand value 40% of all US silver mined Potential for 40% of all Canadian silver mined Unparalleled growth – on a path of 17-20 million silver ounces by 2025 Low-cost mines with lower inflation risk Long-lived mines Low capital mines/projects (except Montana assets) Strong cash position Access to long-term debt Silver linked dividend policy RESPONSIBLE. SAFE. INNOVATIVE. l No other primary silver miner provides investors with the same risk profile to silver

Highly Prospective and Top-Rated Mining Jurisdiction Alignment in Environmental and Community Stewardship Increase Throughput and/or Lower Costs Long Mine Life ALEXCO KENO HILL SILVER DISTRICT ALEXCO ACQUISITION CONSISTENT WITH STRATEGIC DRIVERS RESPONSIBLE. SAFE. INNOVATIVE. l Among the World’s Highest-Grade Silver Deposits Infrastructure, No Significant Capital Outlay 88 Square Mile Land Package Significant Exploration Potential Achieves the 8 key factors that Hecla considers for internal and external investments

KENO HILL SILVER DISTRICT OVERVIEW RESPONSIBLE. SAFE. INNOVATIVE. l Historical Production of over 200 million ounces of silver at 40 oz Ag per ton HECTOR-CALUMET Property contains excellent exploration potential to host deposits similar in size and grade to the Hector-Calumet, Bermingham, or Flame and Moth deposits Numerous untested or poorly tested exploration targets occur throughout district BERMINGHAM

Arctic Zone Bear Zone BERMINGHAM MID-RANGE WORK PLAN RESPONSIBLE. SAFE. INNOVATIVE. l Focus on development and drilling in the Bear zone to open working faces 12-18 Month Expected to Focus: 800m to 1,200m of development 3,000m to 4,000m of infill & definition drilling (~8M Ag oz) 2021 Reserves (18.2M Ag oz) Bermingham Deep NE Zone Infill & definition drilling location

Christal Zone FLAME & MOTH MID-RANGE WORK PLAN RESPONSIBLE. SAFE. INNOVATIVE. l Development and drilling will focus on upper lightning zone 2021 Reserves (15.6M Ag oz) Lightning Zone 12-18 Month Expected to Focus: 500m to 600m of development 600m to 700m of infill & definition drilling (~2M Ag oz) Infill & definition drilling location

TRANSACTION EXPECTED TO BE COMPLETED

Hecla natural operator, positive institutional investor feedback, working capital loan provided

Hecla Natural Acquirer and Operator

- Long Mine Lives, 14+ years at all operating mines
- Largest Silver Producer in the US, Potential to be largest Silver Producer in Canada
- Best Jurisdictional Profile in Silver space, and Precious Metals Miners, enhanced if Alexco and Wheaton transactions close
- Currently 9.9% shareholder of Alexco

Transaction Support

- Lock up agreements with Wheaton, Management and Hecla stake, equates to ~ 15% voting support
- Positive feedback from institutional shareholders, supports trading activity of both Hecla and Alexco share performance since announcement
- Hecla provided working capital loan of up to $30 million to continue to advance development and drilling, a portion is convertible into ~10% of Alexco of current shares outstanding
- Right to match any alternative proposal
- Break fee of $10 million to Hecla if transaction isn't consummated in certain circumstances due to an alternative proposal

NYSE: HL

RESPONSIBLE. SAFE. INNOVATIVE. I 7

Nevada Drilling ongoing at Midas Development of Hatter Graben drift and exploration drilling suspended due to high water inflows Drilling at Aurora in progress Greens Creek Drilling to expand and upgrade multiple ore zones Surface drilling 4 target areas in progress Casa Berardi Drilling to expand resources in the West, Principal, and East Mines Regional exploration Sonic drilling completed; results pending San Sebastian Drill testing deeper levels of the La Roca district and multiple past producing veins Creede Drilling North Bulldog target is in progress Republic Drill testing the Blacktail target is in progress Keno Hill Surface exploration drilling to test several untested or poorly tested exploration targets HECLA’S 2022 EXPLORATION RESPONSIBLE. SAFE. INNOVATIVE. l 21 drill rigs company wide focused on expanding and discovery of resources

Important Additional Information About the Transaction and Where to Find It

This material relates to Hecla’s proposed acquisition (the “Transaction”) of Alexco. Shares of Hecla’s common stock (the “Hecla Shares”) issued in connection with the proposed Transaction may be registered pursuant to a registration statement to be filed with the SEC or issued pursuant to an available exemption. This information is not a substitute for any registration statement or any other document that Hecla may file with the SEC or that it or Alexco may send to their respective shareholders in connection with the offer and/or issuance of Hecla Shares. Investors are urged to read any registration statement, if and when filed, and all other relevant documents that may be filed with the SEC or with Canadian regulatory authorities as and if they become available because they will contain important information about the issuance of Hecla Shares. Documents, if and when filed with the SEC, will be available free of charge at the SEC’s website (www.sec.gov) and under Hecla’s profile on the SEDAR website at www.sedar.com. You may also obtain these documents by contacting Hecla’s Investor Relations department at Hecla Mining Company; Investor Relations; 1-800-HECLA91 (1-800-432-5291); hmc-info@hecla-mining.com. These materials not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Alexco will file proxy soliciting materials with the SEC and/or Canadian regulatory authorities. The information contained in any such filing may not be complete and may be updated, amended or changed. SHAREHOLDERS ARE URGED TO READ SUCH MATERIALS WHEN AVAILABLE AND ANY OTHER RELEVANT MATERIALS FILED WITH THE SEC AND/OR CANADIAN REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Proxy solicitation materials will be mailed to Alexco’s shareholders seeking their approval of the Transaction. Anyone may also obtain a copy of such materials free of charge once available by directing a request to: Alexco Resource Corp., Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Attention: Investor Relations or, Hecla Mining Company, 6500 N. Mineral Drive, Suite 200, Coeur d’Alene, ID 83815-9408; Investor Relations; 1-800-HECLA91 (1-800-432-5291). In addition, any relevant materials filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov and under Alexco’s profile on the SEDAR website at www.sedar.com. Interested persons may also access copies of such documentation filed with the SEC by visiting Alexco’s website at www.alexcoresource.com.

Participants in Solicitation

Hecla, Alexco, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Hecla is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 23, 2022, its proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 12, 2022, and its Current Report on Form 8-K, which was filed with the SEC on May 27, 2022. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Hecla’s website at www.hecla-mining.com. Information about the directors and executive officers of Alexco is set forth in its Management Information Circular filed on SEDAR on May 5, 2022. This document may be obtained free of charge from SEDAR at www.sedar.com and Alexco’s website at www.alexcoresource.com. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Alexco information circular and other relevant materials to be filed on SEDAR and with the SEC when they become available. These documents may be obtained free of charge from SEDAR at www.sedar.com and the SEC’s website at www.sec.gov and Alexco’s website at www.alexcoresource.com.